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                                                             Exhibit 3.1.3

                             ARTICLES OF CORRECTION
                           TO THE AMENDED AND RESTATED
             ARTICLES OF INCORPORATION OF TULLY'S COFFEE CORPORATION

     These Articles of Correction to the Amended and Restated Articles of Incorporation of Tully's Coffee Corporation, a Washington corporation, are hereby executed by said Corporation in accordance with the provisions of RCW 23B.01.240.

     1. The name of the Corporation is Tully's Coffee Corporation.

     2. These Articles of Correction are being filed to correct a Drafting error in Section 2.8(d) relating to cumulative voting in connection with the election of directors. The language in the Amended and Restated Articles of Incorporation incorrectly stated that all shareholders (Preferred and Common) would be entitled to cumulative voting in the election of directors. The language of that Section should have referred only to holders of Series A Preferred and not also to holders of Common Stock.

     3. Amended and Restated Articles of Incorporation of Tully's were filed with the Secretary of State of the State of Washington on October 26, 1999.

        (i) These Articles of Correction are being filed to correct the drafting error in Section 2.8(d) on page 10.

        (ii)  As corrected, Section 2.8(d) of the Amended and
              Restated Articles of Incorporation shall read in its entirety as follows:

        d. VOTING RIGHTS. Each share of Series A Preferred Stock is entitled to cast one vote for each share of Common Stock into which such share is then convertible on all matters submitted to a vote of the Shareholders of the Corporation, except in connection with the election of Directors of the Corporation, in which case the holders of Series A Preferred Stock may cumulate their votes and cast them all for one or more of the Director candidates; provided, however, that so long as shares of Series A Preferred Stock are outstanding, the Corporation shall not without first obtaining the approval (by vote or written consent) of the holders of at least a majority of the then outstanding shares of Series A Preferred Stock:

        (i) alter or change the rights, preferences or privileges of the shares of Series A Preferred Stock so as to affect adversely the shares;

        (ii) increase the authorized number of shares of Series A Preferred Stock; or


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        (iii) create any new class or series of stock or any other securities convertible into equity securities of the Corporation having a preference over or being on parity with the Series A Preferred Stock with respect to voting, dividends or upon liquidation.

     IN WITNESS WHEREOF, the undersigned has executed these Articles of Correction in an official and authorized capacity under penalty of perjury this ____ day of August, 2000.

                                        TULLY'S COFFEE CORPORATION


                                        By:
                                           ------------------------------
                                           Stephen R. Griffin
                                           Vice President - Finance & CFO